

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2020

Stephen Lasota
Chief Financial Officer
COWEN INC.
599 Lexington Avenue
New York, New York 10022

>   **Re: COWEN INC.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2019**
>   **Filed March 4, 2020**
>   **Form 8-K Filed April 29, 2020**
>   **File No. 001-34516**

Dear Mr. Lasota:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 8-K filed April 29, 2020

Exhibit 99.1
Appendix: Non-GAAP Financial Measures, page 9

1.   Please tell us in more detail how you use Economic Income (Loss), Economic Operating Income (Loss), Economic Income (Loss) Revenues and the related per share amounts to measure your consolidated operating performance. Include a discussion of the reasons why you believe each of these measures are useful to investors.

Unaudited Reconcilation of US GAAP and Economic Revenue for the Three Months Ended March 31, 2020, page 11

2.   It appears that many of the adjustments you make to GAAP revenue when calculating Economic Income revenue are to reclassify amounts from other income statement line

items to revenue. For example, income (loss) from proprietary trading has been reclassified from other income to revenue. Additionally, gross interest expense for net securities borrowed and securities loaned activities has been reclassified to revenue. Please explain to us why you believe it is appropriate to characterize these amounts and any similar "other adjustments" as revenue for non-GAAP purposes when they not recognized as revenue under GAAP.

3.   We note the adjustments to a) recognize incentive fees during periods when the fees are not yet crystalized b) recognize startup costs of a fund over the expected life of a fund and c) recognize retainer fees related to investment banking activities earned during the period that would otherwise be deferred until closing. Please tell us how you considered the guidance in the Division's Non-GAAP C&DI 100.04 when determining the appropriateness of your presentation. Specifically, explain to us how you considered whether your non-GAAP measure includes individually tailored revenue recognition and measurement methods that could violate Rule 100(b) of Regulation G.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 35

4.   We note you had material 'net gains (losses) on securities, derivatives and other investments' and 'net realized and unrealized gains (losses) on investments and other transactions' in the periods presented. Please revise future filings to disclose the underlying causes for material changes in these line items from period-to-period. For example, consider expanding your disclosure to include the specific investment strategies, industries or issuers to which the net gains (losses) on securities, derivatives and other investments relate. Similarly, for your Consolidated Funds, consider disclosure identifying any specific funds performance contributing to net realized and unrealized gains (losses) on investments and other transactions. Show us what your disclosure will look like in your response. Refer to SEC Release 33-8350.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dave Irving at 202-551-3321 or Sharon Blume at 202-551-3474 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance